August 30, 2007

Reference: LME-07:002310 Uen

Larry Spirgel, Esq.

Assistant Director

Office of Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

U.S.A.

Re:	LM Ericsson
Form 20-F for the fiscal year ended December 31, 2006
Filed June 7, 2007
File Number 000-12033

Dear Mr. Spirgel:

On behalf of L.M. Ericsson (“Ericsson”) we hereby provide the following response to the comment letter of the staff of the Division of Corporation Finance (the “Staff”) to Ericsson, dated August 22, 2007, relating to the Form 20-F of Ericsson for the fiscal year ended December 31, 2006. For ease of reference, the text of the comment in the Staff’s letter has been reproduced in italics herein.

Three-Year Summary, page 23

1. Please present US GAAP selected financial data for the five most recent fiscal years under item 3.A of the Form 20-F or tell us why such data are not required.

Please be advised that the US GAAP five-year summary is reported under “Supplemental information” on page TX 198.

In the “Form 20-F Cross Reference Table” under item 3A “Selected Financial Data” we have provided reference to our three-year IFRS summary and to the five-year US GAAP summary under “Supplemental information”.

Sincerely yours,

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

/s/ ROLAND HAGMAN
Roland Hagman
Telefonaktiebolaget LM Ericsson
Vice president
Group Function Financial Control